VIA EDGAR

Securities and Exchange Commission

Division Corporation Finance

100 F Street N.E.

Washington, DC 20549

September 1, 2020

Attention: Nicholas Lamparski

Re:	Perk International, Inc.
Registration Statement on Form 10
Filed July 23, 2020
File No .000-56184

Dear Mr. Lamparski

This response letter is being submitted in response to your letter dated on August 19, 2020 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission) addressed to Nelson Grist , President and Chief Executive Officer of Perk International, Inc. (the “Company”) This letter contains the Company’s responses to the Comment Letter. For your convenience, each letter is repeated below, followed by the Company’s responses.

Business Overview

General, page 1

1.	Describe the nature of the "specific criteria and standards" you refer to in the first paragraph of your "Business Overview" section. Please also revise inconsistencies throughout your filing. In this regard, your disclosure suggests that you have a team of employees. For example, we note disclosure that you have a "highly seasoned and well-trained team of industry professionals;" "hand-picked a team of industry professionals from experienced hemp farmers, bioengineers, extraction experts and other related industry professionals;" and have a "M & A team." However, it appears that you currently have only one employee including management.

Response: I wanted to clarify Perk’s leadership team is advisors and consultants and they have years of combined experience in the Holistic alternatives and other relevant spaces and can leverage strong relationships and partnerships. There is currently only one employee. (See Amended Form 10)

1

Business, page 1

2.	Based on the information provided in your registration statement, it appears that you are a shell company as defined in Rule 405 of the Securities Act. We note that you have nominal assets, that you have no revenues to date, and that you appear to have nominal operations. Please disclose that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company’s shares, as well as the restrictions imposed on such companies. We note that you refer to yourself as a shell company in the risk factor on page 6 relating to Rule 144.

Response: This statement has been added to the Corporate History Section as well the Risk Factor Section. (See Amended Form 10).

We are a “shell company” under Rule 405 of Regulation C of the Securities Act. A “shell company” is a company with either no or nominal operations or assets, or assets consisting solely of cash and cash equivalents. As a result, our investors are not allowed to rely on Rule 144 of the Securities Act for a period of twelve month from the date that we cease to be a shell company. Because investors may not be able to rely on an exemption for the resale of their shares other than Rule 144, and there is no guarantee that we will cease to be a shell company, they may not be able to re-sell our shares in the future and could lose their entire investment as a result.

Risks Related to our Business, page 3

3.	Please add a risk factor that describes the regulatory requirements applicable to your company to address the potential impact of federal and state laws regarding the growth, selling and distribution of CBD related products. Please also revise your Business section to address government approval of your CBD products. See Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation S-K.

Response: The statement below has been added to the Risk Factor Statement (See Amended Form 10).

The 2018 Farm Bill, among other things:

•	Removed hemp’s low amounts of THC from the Controlled Substances Act;
•	Allows the U.S. Department of Agriculture to regulate the crop like any other agricultural commodity;
•	Permits hemp products – like CBD – to be introduced into interstate commerce.
•	Allows hemp production in all 50 states for any use, including flower production and CBD or other cannabinoid extraction;
•	Allows interstate commerce for hemp and hemp-derived CBD

ALL OF PERK’S PRODUCTS HAVE ZERO “0” THC IN ANY OF OUR PRODUCTS

4.	Please expand your risk factor disclosure regarding the fact that your independent auditor’s report expresses substantial doubt about your ability to continue as a going concern. In this regard, please also discuss the risks to your business associated with your default of loans payable discussed in Note 4 to your financial statements. As a related matter, also discuss these matters in the section titled Management’s Discussion and Analysis.

Response: The statement below was added to the Risk Factor section. (See Amended Form 10)

At the moment we are a going concern which does bring risk to the company and stock price. The management is aware that the company will require investment to fulfill our business plan and will work hard ensure the company will secure the appropriate funding.

The loans that are in default have been in default from the past management and don’t bring any risks to the potential success of the business.

2

Risks Related to the Market for our Stock

The OTC and share value, page 5

5.	Your disclosure on page 5 indicates that your common stock “trades over the counter” and that your “stock is quoted via the Over The Counter (“OTC”)." Please reconcile this disclosure with your disclosure on pages 6 and 10 that appears to suggest that your stock will trade in various OTC markets. Additionally, please revise to explain the nature and significance of the “Stop warning” from the OTC Markets and the basis for this warning.

Response: In the OTC and share value statement I have added the word only in both paragraphs to ensure there is no confusion to where the stock is quoted, sold and purchased. (See Amended Form 10)

In the OTC and share value statement I have added, this statement.

The stop sign is due to a lack of financial filing from the past management. The new management has filed a form 10 with audited financials to potentially become a current sec filing company. (See Amended Form 10)

Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

6.	We note your auditors have expressed doubt about your ability to continue as a going concern. We also note your recurring net losses, recurring negative cash flow from operations, no available cash and negative working capital. Considering your financial condition as of May 31, 2020, please provide robust disclosure in regard to how you plan to raise the funds necessary to achieve your business plan, and what your intentions are in the event you are unable to raise sufficient funds. Refer to Instruction 5 of Item 303(a) of Regulation S-K and SEC Release No. 33-6835.

Item 503 of Regulation S-K requires a company to discuss the most significant facts that make its offering speculative or risky. A company should limit each risk factor to one or two short paragraphs in which it identifies the risk and explains, in plain English, why it applies to the company.

Response: This statement has been added to the Management's Discussion and Analysis of Financial Condition and Results of Operations. (See Amended Form 10)

We plan to do an S1 and register stock and offer some convertible notes to start receiving funding to start the execution of our business plan.

We do not currently have any arrangements for financing and our obtaining additional financing will be subject to a number of factors, including general market conditions, investor acceptance of our plan of operations and initial results from our business operations. There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us. Failure to raise additional financing will cause us to go out of business. If this happens, you could lose all or part of your investment.

If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We are subject to all of the risks inherent in the establishment of a new business enterprise, and we have not generated any revenues to date. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered, by starting a new business enterprise and the highly competitive environment in which we will operate. Since we have a limited operating history, we cannot assure you that our business will be profitable or that we will ever generate sufficient revenues to fully meet our expenses and totally support our anticipated activities. Any profitability in the future from our business will be dependent upon the successful development, marketing and sales of our proposed website platform and future products. Accordingly, we may not be able to successfully carry out our plan of operations and any investor may lose their entire investment.

3

Directors and Executive Officers, page 9

7.	Please revise to disclose the business experience of Mr. Grist during the past five years as required by Item 401(e)(1) of Regulation S-K. For example, discuss his involvement in other offerings, such as For The Earth Corp Regulation A offering. In addition, please identify the various other companies of which Mr. Grist is currently serving as president, and the current status of those companies, for example, the extent to which they are currently active, and how much of his business time they occupy. As a related matter, we note your disclosure on page 3 that you "have not disclosed material facts regarding the prior performance of Mr. Grist in this Form 10 or the market conditions relating to such performance." Please revise your disclosure to include relevant material facts and remove this statement, as it implies that investors should not rely on the information presented, or alternatively, explain why you believe you may omit such material facts Certain Relationships and Related Transactions, and Director Independence, page 10 We currently have only one employee, all of whom are officers and directors. We anticipate hiring additional employees in the next twelve months. We anticipate hiring necessary personnel based on an as needed basis only on a per contract basis to be compensated directly from revenues.

Response: This statement was added (See Amended Form 10)

Nelson Grist – President, Chief Executive Officer, Chief Financial Officer, Secretary and Director

Perk International, Inc. (“Perk International, Inc.”).

Nelson Grist was President, CEO, Officer and Director of For The Earth Corporation from July 2008 to April 1st, 2020. In 2011 Mr. Grist did a reverse merger and For The Earth Corporation become a non-reporting publicly traded company on the OTC Pink. For The Earth filed a Regulation A offering in 2019 and was approved. Unfortunately, the Reg A was never funded and has recently expired on August 8th, 2020.

In July 2015, Mr. Grist filed a Chapter 7 personal bankruptcy in Maricopa County, Arizona. He was discharged in January 2016.

8.	In Note 6 of the Company’s financial statements, you disclose that “[a]s of May 31, 2020 and 2019, the Company had a payable to a related party for $22,790 and $22,790, respectively, which is unsecured and due on demand.” We also note a related party transaction in Note 7 to your financial statements. Please revise your related party disclosure to account for these related party transactions. Please refer to Items 404(a) and 404(d)(1) of Regulation S-K.

Response: Updated on the Financial section (See Amended Form 10)

Executive Compensation, page 10

9.	We note your disclosure in Note 7 to your financial statements that "[i]n March 2019, the Company issued 125,000,000 shares of common stock to Marcus Southworth. The shares were valued at $0.008, the closing price on the date of the grant, for total non-cash of $1,000,000." Please update your executive compensation disclosure to reflect the Company’s March 2019 issuance of 125,000,000 shares of common stock to Mr. Southworth. In addition, please revise "Item 10. Recent Sales of Unregistered Securities" disclosures to include the Company's issuance of 125,000,000 shares of common stock to Mr. Southworth.

Response: Updated on the Financial section (See Amended Form 10)

4

10.	Please also revise to include a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table, as required by Item 402(o) of Regulation S-K, as well as the additional narrative disclosure required by Item 402(q) of Regulation S-K, to the extent material. For example, please describe all proposed compensation to be made in the future pursuant to any ongoing plan or arrangement to the two highest paid persons who were executive officers or directors during the issuer’s last completed fiscal year and to the issuer’s directors for the issuer’s last completed fiscal, year or tell us why the disclosure is inapplicable to you.

Marcus Southworth, President, CEO, CFO, Sec., Treas., Dir.	2019	$0	$0	$0	$0	$0
Nelson Grist, President, CEO, CFO, Sec., Treas., Dir.	2020	$0	$0	$0	$0	$0

Response: Information has been updated (See amended Form 10)

Item 15. Exhibits, page 11

11.	Please provide all of the exhibits required by Item 601 of Regulation S-K. For example, include your articles of incorporation and bylaws. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response: Added Exhibits (See Amended Form 10)

Very truly yours,

/s/ Nelson Grist

5